

Mail Stop 3561

June 8, 2009

Mr. Edwin Molina
President
USA Video Interactive Corp.
8 West Main Street
Niantic, Connecticut 06352

> **Re:** **USA Video Interactive Corp.**
> **Item 4.01 Form 8-K**
> **Filed April 1, 2009**
> **File No. 0-29651**

Dear Mr. Molina:

     We have completed our review of your Form 8-K and have no further comments at this time.

     Sincerely,

     Ta Tanisha Meadows
     Staff Accountant